Exhibit 99.6

Earnings call

EARNINGS CALL Q4-FY 2018 RESULTS

April 13, 2018

CORPORATE PARTICIPANTs

Salil S. Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

INVESTORS

Joseph Foresi

Cantor Fitzgerald

Anantha Narayan

Credit Suisse

Keith Bachman

Bank of Montreal

Moshe Katri

Wedbush Securities

Diviya Nagarajan

UBS

Parag Gupta

Morgan Stanley

Edward Caso

Wells Fargo

Ashish Chopra

Motilal Oswal Securities Limited

Rod Bourgeois

DeepDive Equity Research

Ankur Rudra

CLSA

Yogesh Agarwal

HSBC

Bryan Bergin

Cowen & Company

Girish Pai

Nirmal Bang

Pankaj Kapoor

JM Financial

Ashwin Mehta

Nomura

Sandeep Shah

CIMB

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference to Sandeep Mahindroo, Thank you, and over to you sir.

Sandeep Mahindroo

Thanks, Karuna, Hello everyone and welcome to Infosys' Earnings Call to discuss Q4 FY’18 Earnings. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO & M.D. – Mr. Salil Parekh, COO – Mr. Pravin Rao, CFO – Mr. MD Ranganath; Presidents and the other members of the Executive Management Team.

We will start the call with some remarks from Mr. Salil Parekh, Mr Pravin and Mr. Ranganath on the recently concluded quarter and the year as well as remarks for the upcoming year, subsequent to which we will open up the call for questions.

Please note that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Mr. Salil Parekh.

Salil Parekh

Thanks Sandeep, good morning and good afternoon to everyone on the call. This is Salil, with me are Pravin, Ranga and several of our leadership team for the call reporting our results for fiscal ’18 and for the Q4 updates.

I am delighted to share with you results; also share with you highlights for our strategic direction going forward and share with you the guidance for fiscal ’19.

In Q4 we had strong revenue growth of 9.2% YoY, and 1.8% QoQ in reported terms. Operating margin in Q4 was 74.7%. In fiscal ’18 we had revenue growth of 7.2% in reported terms. Our operating margin was 24.3%. Our Financial Services business grew 7.2% YoY in Q4, Energy and Utilities 16.1% and our Europe geography grew 22.5%. These highlights of our results show the robustness, demonstrate the underlying strength of our business, the trust of our clients and the dedication of our employees.

Now, let me share with you something about our strategy going forward: The main input for our strategy has come from interactions with our clients, our leadership, our employees, and a review of our business portfolio. Four key pillars of our strategy are:

First, ‘Scale Agile Digital’- We will focus on the Digital Services business of which we already have $2.8 bn in our current portfolio, which represents 25% of our revenue for fiscal ’18 and it is growing in a very strong pace, much ahead of the overall growth of the company. This is an area that we plan to invest in and expand and become more and more relevant for our clients’ future.

The second is ‘Energize our Core’- apply intense automation and artificial intelligence to improve productivity in this area. Here we will apply our market leading Nia platform across all of our delivery.

Third, ‘Reskill our Employees’- We will provide anytime, anywhere tools for enabling our employees to be ready for the client needs of the future.

And fourth, we will ‘Expand Localization’ in our market especially in the US by building delivery centers, training centers, and hiring locally, for e.g., what we have done in Indiana recently and in Connecticut and with the plans for several others that are upcoming. And also pursue the same approach for localization in Europe and in Australia.

These four pillars of our strategy are then centered around on what we do with our clients, which is ‘Navigate your Next’- we help our client navigate their journey to their digital future.

Now coming to our Guidance.

Our guidance in constant currency terms for fiscal ’19, revenue growth between 6% and 8%, operating margin between 22% and 24%.

With that let me hand it over to Pravin.

Pravin Rao

Thanks Salil. We had a good quarter on the operations front as well. Our share of revenue from Digital services improved to 26.8% in Q4, and for the year FY’18 percentage of revenue from Digital services stood at 25.5%. During the quarter, we had 10 large deal wins with TCV of $905 mn, six of this were in US, three in Europe and one in rest of the world. Utilization excluding trainees remains stable at 84.7%. Volumes grew 1.1% while realization was flattish in constant currency, aided by higher proportion of new services in our portfolio mix. Attrition has increased slightly to 16.6% as compared to 15.8% in Q3. However, our high performer attrition is significantly lower at 9.4% compared to 14.1% last quarter.

We are pleased to announce compensation revision for approximately 85% of our work force effective April 1st, both onsite and offshore, rest of the employees, managers and leaders will see their revisions effective July 1st, 2018.

We will continue our focus like we did last year on a sharper differentiation based on performance and contribution. Most of the people could see increases ranging from mid-to-high single-digits. Variable pay for the quarter is 100%, highest in the last 10 quarters. In addition, we have earmarked $10 mn special incentive to employees.

Let me give some color on some of the sectors. Demand in financial services is strong in new services like Digital, Cloud, RPA, AI and Automation wherein budgets are being diverted from Run the Bank and regulatory spending to Change the Bank initiatives. Clients are engaging with us strategically in digital transformation and new services, which is helping us increase our wallet share. Certain top accounts in US are witnessing some softness. However, premium banks in US and Europe continue to be strong growth drivers for us. We have a strong franchisee in investment management, cards and payment and mortgage servicing. We have won several large vendor consolidation deals in Europe. Our large deal pipeline is healthy and pipeline for new deals is showing a steady increase.

In Insurance, we have seen tremendous growth in the last year. The insurance industry continues to be impacted by change in technologies and consumer behavior and insurance companies are under pressure to innovate cost and reduce spend. However, our service combination of design technology with implementation expertise meets critical needs of the insurers to modernize their digital experience. We expect growth for us in the vertical to be driven by large deals, new account openings, and our offerings around McCamish and Nia.

Demand in the Manufacturing sector remains moderate, coupled with flat to low client spending budgets, driven by cost cutting objectives. The sector is looking towards digitization of end-to-end processes with focus on integrating mobile, IoT and back-end systems. There is higher activity in Europe which is going through an outsourcing wave. Our deal pipeline in the sector is healthy and we have also generated new logos in this industry.

Healthcare is witnessing increasing demand driven by population growth, aging population and increased sickness. There is a strong focus on pay-for-performance with operating models being linked to specific outcomes and technologies like personalization of care. Legacy modernization, digital health and analytics, and care management are the other key drivers. Discretionary spend is flat while non-discretionary spend is focused on cost optimization and consolidation.

The Retail sector in US continues to see slowdown especially due to store closures and Amazon effect. However, growth momentum in Europe and rest of the world is better as clients accelerate their digital transformation agenda. Clients are investing towards cloud adoption, infrastructure outsourcing and transformation around digital and omni-channels.

Growth in Source vertical was led by ramp ups in large deal wins of the last two quarters coupled with traction in key accounts. Demand continues to be strong on the back of opportunities in newer areas like Analytics in Energy, IoT in Communication, Cyber Security in Telcos and Smart Meter opportunities in Utilities.

Overall demand for BPM is moderate, driven by commoditization on one hand and automation and AI on the other. Among segments, Source is witnessing some traction whereas FSHIL and India business witness some softness. Clients are expecting increased automation-led productivity gains led by RPA. The set of vertical solutions and capabilities created to provide customized solutions to the industry verticals are proving the major differentiator for us versus peers. Deal size and number of deals, both are witnessing an upward trend. Our strategy of reimagining BPM and strong focus on Analytics, RPA and Digital will help counter the commoditization impact and grow at above industry rate.

Digital transformation is one of the top agenda for all clients with increasing focus on customer centricity, buyer satisfaction, increased loyalty and lower cost of service. Clients are increasingly seeking Infosys’ help in navigating digital transformation to create more relevant and durable solutions in the complex world. We are making significant investments in new services and scaling our digital capabilities to support extreme automation and processes, organizational and infrastructure modernization, enterprise agility, cyber security and digital experience. Acquisition of design consultancies coupled with digital nearshore and offshore studio will result in improved time-to-market, accelerated peak-to-volume and optimized cost for clients. Opening of design and innovation in Rhode Island will help close the gap for design and human centric skills in technology fields. Going forward, we expect shifts of budget towards modernization of legacy systems and increased focus on digital transformation to meet rising customer expectations and deliver individual experience at scale.

Over to Ranga to provide some color on the Financials.

M.D. Ranganath

Thanks Salil and Pravin. Hello everyone! Before I go to the details of Q4 performance, let me step back and look at the overall performance of the company in fiscal ’18. In fiscal ’18, the company delivered good performance and resilience on multiple fronts. Let me talk about a few key aspects of fiscal ’18:

First, the annual growth of 7.2% in reported currency and 5.8% in constant currency and 3% in rupee terms was on the back of good growth in Digital revenues. The Digital revenues exceeded 25% of the total revenues of the company. Further, we increased the number of $100 mn clients to 20.

Second, our operating margin for the year was resilient at 24.3%, driven by broad-based improvement in several operational parameters, productivity improvements and automation benefits. Revenue per employee increased by 6.3% during the year and crossed $54,500. This was primarily driven by the fact that the revenue growth during the year was after the headcount growth due to the higher utilization and productivity improvements. While revenue grew by 7.2%, the headcount growth was just 1.9%. Our operating margin for the year was above midpoint of our guided range of 23%-25%, at 24.3%. Our operating margin for the quarter improved by 40 basis points to 24.7%. I will be providing more color on this shortly.

Third, our free cash generation for the year was robust at $1,947 mn, a growth of 15.3% as compared to 7.2% revenue growth.

Coming to capital allocation, during the year the company successfully executed the capital allocation policy that was announced in April 2017. As a part of the policy, the company successfully completed share buyback of up to $2 bn.

Today, the Board in its meeting, reviewed and approved the Capital Allocation Policy of the company after taking into account the strategic and operational cash requirements of the company in the medium-term. The key aspects of the capital allocation policy are: One, the Board has decided to retain the current policy of returning upto 70% of the free cash flow of the corresponding financial year in such manner, as maybe decided by the Board from time to time.

In addition to the above, out of the cash balance on the balance sheet, the Board has identified an amount of up to $2 bn to be paid to shareholders in the following manner: A) especially dividend of Rs.10/share resulting in a payout of approximately $400 mn; B) the Board has identified an amount of up to approximately $1.6 bn to be paid out to shareholders for the financial year 2019 in such manner, to be decided by the Board subject to applicable laws. Further announcement in this regard will be made as appropriate in due course.

Now, let me talk about Q4 revenue. Our revenues in the quarter were $2,805 mn, this is a sequential growth of 1.8% in dollar terms, 0.6% in constant currency terms. In rupee terms, the revenue for the quarter was Rs.18, 083 crores, this is a sequential growth of 1.6%. As compared to Q4 of last year, revenues grew 9.2% in dollar terms, 6.4% in constant currency terms and 5.6% in rupee terms.

Let me talk about volume growth and price realization. Sequential volume growth for the quarter was 1.1%. As compared to Q4 of last year, the year on year volume growth was 6.2%. Pricing realization for Q4 improved by 3.5% on YoY basis. For the full year, as compared to fiscal ’17, which is a better indicator of price realization, the price realization improved by 1.5% in reported terms and by 0.2% in constant currency terms.

We ended the quarter with the total headcount of 204,107 employees, which is an increase of 2,416 from last quarter. In fiscal ’18, the net headcount increased by 3,743 employees as compared to the net addition of over 6,000 employees in fiscal ’17.

Coming to operational efficiency, our relentless focus resulted in improvement of several efficiency parameters in fiscal ’18. Utilization excluding trainees for the year improved to 84.6% from 81.7% in the previous year. Similarly, our efforts towards moderation of onsite mix resulted in the onsite mix decreasing to 29.3% this year. In Q4, this further reduced to 28.7%, which is the lowest level in 12 quarters. Our focus on optimizing onsite employee cost including sharper focus on productivity, onsite pyramid and others, localization and cost optimization measures, led to a decrease in the onsite employee cost as a percentage of revenue to 38.3% in fiscal ’18 as compared to 38.7% in previous year. The subcontractor expenses this quarter stood at 6.1% of revenue as compared to 5.9% of revenue last quarter. As you know, the subcontractor expenses are driven primarily by utilization level and onsite talent demand.

Our operating margin in Q4 was 24.7% which increased sequentially by 40 basis points. Currency movement helped the margins by 20 basis points which was fully offset by drop in utilization and price realization. Further, reduction in onsite mix and other expenses improved the margin by 70 basis points. This was partly offset by higher variable pay and increase in compensation cost by 30 basis points. So overall, this led to an improvement of 40 basis points sequentially.

Cash generated from operating activities in Q4 as per IFRS consolidated was $550 mn and we paid $74 mn of taxes as per the APA entered into the United States IRS. Free cash flow which is operating cash flow led CAPEX for the quarter was $480 mn. For the full year fiscal ’18, free cash flow was robust and increased by 15.3% as compared to the revenue growth of 17.2%. Cash and cash equivalents including investments stood at $4,873 mn, which converts to approximately Rs.31,765 crores. For fiscal 2018, the Board announced a final dividend of Rs.20.5 per share after including the interim dividend of Rs.13 per share, the aggregate dividend for fiscal ’18 amounts to Rs.33.5 per share. The total payout amounts to approximately 70% of free cash flow for the financial year which is in line with the capital allocation policy announced by the company in April 2017.

Debtors outstanding for the quarter decreased by three days to 67-days compared to 70-days last quarter. Capital expenditure for the quarter was $97 mn, which is Rs.624 crores. Yield on cash for the quarter was 7.29% as compared to 6.9% last quarter, slight improvement in the yield. Our hedge position as of March 31st was $1,513 mn.

In fiscal ’18, the EPS growth was strong at 17.8%. EPS for the year was $1.1 and this includes positive impact of 9 cents on account of APA which was concluded with the United States IRS during the year.

In the quarter ended March 31, 2018 on conclusion of the strategic review of its portfolio of businesses, the company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus, Skava and Panaya. On such reclassification, an impairment loss of $18 mn in respect of Panaya has been recognized in the consolidated profit & loss for the quarter and year ended March 31st 2018. The corresponding write-down in the investment value of Panaya in the standalone financial statements of Infosys Limited is $90 mn.

Coming to operating margin guidance for Fiscal ’19: We guide operating margins in the range of 22-24%. This is primarily on account of focused investments in digital to leverage digital opportunity in underinvested areas, enhancing our investments in US talent model further to full proof our future business, revitalizing sales for tapping market opportunity and repurposing of talent. At the same time, as in the last year, we continue our relentless focus on productivity, operational efficiency and cost optimization while focusing on digital growth.

With that, we open the floor for questions.

Moderator

Thank you, our first question is from the line of Joseph Foresi from Cantor Fitzgerald, please go ahead.

Joseph Foresi

I wanted to ask about margins first. I think while the revision is lower, and I think there have been a couple of revisions lower over the last couple of years, do you feel like you have taken them down far enough?

M.D. Ranganath

This is Ranga here. I think if you look at last year, we guided 23%-25%, we ended up at 24.3%, higher than the midpoint. I want to emphasize that we will continue our relentless focus on all the parameters that I talked about as well as the productivity and the cost optimization. What we have done really, as part of our business review is first, to look at digital areas especially where we need to invest more to leverage the opportunity. Second, on the US talent model, we have planned for additional investments so that the growth is not compromised in the United States. Third, we have also looked at revitalization of sales especially in respect of pursuit of large deals and conversion of the same, and also repurposing some of our talent in the digital areas. This is the range that we have given, but as the year progresses, we will certainly be able to provide more color on how we are progressing on those core investments. But nevertheless, our relentless focus on the optimization and productivity will continue.

Joseph Foresi

Do you feel like you are at your natural long-term level of margins exiting next year and if not, utilization obviously has gone up, so I am wondering what leverage you have to continue to maintain the margin level that you have?

M.D. Ranganath

We are confident of retaining the guidance range with the current 22% to 24%. We are confident about it because we also believe that some of these investments are required for leveraging the digital growth in the near-term, so we are confident of this range in the medium term.

Joseph Foresi

Can you give us some color on how fast the digital grew for you and what your expectations for growth rate in that business are going forward?

Salil Parekh

In terms of digital, we have started to really track and look at it very carefully for this Fiscal ‘18 which is close for us. In Q4, digital has grown 3.6% over Q3. We see that sort of a trend is something that we would push for and we see the market certainly growing at a large level. Overall, digital number of $2.8 bn as we tracked it and looked at it carefully in Fiscal ‘18. We will start to see comps in Fiscal ‘19 as quarters roll in. We also see that the overall addressable market for this business is somewhere in the range of $180 to $200 bn and that market is growing quite strongly, so we expect this to be one of the growth drivers for us in the future.

Moderator

Thank you. The next question is from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

I had a couple of questions as well and the first one is to Ranga. Again on the margin issue, when you spoke about those investments being the reason for ratcheting down your margin range, are there any one-off elements in those investments or should we expect such investments to continue just given your size and growth, and if the latter then what sort of top-line growth would be required to get your margins back to that 23% to 25% range? Just to clarify, this question was related more from a three to four year perspective rather than just for FY ‘19?

M.D. Ranganath

As I said earlier, we ended the year at 24.3% and Q4 was robust at 24.7%. The guidance that we have given 22% to 24% primarily takes into account some of the investment, they are not one off, big ticket, single investment that we need to do. It is not a really chunky investment. We are looking at all the top accounts and also the service lines where we have more potential to grow. Primarily investing in the capabilities, primarily investing in certain IP wherever required, to drive the digital growth, it is not really a large chunky investment that we are looking at. And of course this will be very gradual and progressive during the year depending upon how those investments pan out during the year. It certainly, will have the necessary impact on the margin. But at this point in time what we have assumed is really all these investments that we are going to make throughout the year. But of course we are conscious of the fact that for the overall EPS and earnings growth, the margin dip has to be more than be compensated by the revenue growth to retain the EPS growth, I think that in the medium-term. We are very conscious of that fact. This is the balance between how we need to really look at focused invest in digital areas where we feel that there is a large opportunity that we need to leverage.

 Anantha Narayan

On the second part of that question, Ranga, over the next three or four years would a single digit growth suffice for you to manage your margins at the existing levels?

M.D. Ranganath

One of the factors that I would like to emphasize is that the margin lever that we are looking at here is not necessarily the cost optimization levers alone. The digital revenue that we have talked about 25.5% for the year, is not just coming at a higher price point, but it is also delivering us better gross margin than the core IT services. Our emphasis or endeavor would be to drive that price point and gross margin in digital, better during the year and that is something that we are also working on. Our overall objective is that a combination of faster growth in digital services which could be at higher price points and gross margins need to offset the other impact of the margin growth on the EPS. To answer your question, I think we are comfortable with this range and we will watch during the year. Now, this is the range with which we have made certain investment assumption to drive growth and we are comfortable that even with this kind of band broadly the earnings in the medium-term need to be protected through multiple levers including digital profitability.

Anantha Narayan

Thanks on that. One more question just to Salil, on paper both Panaya and Skava seem to fulfill some of the criteria among those four elements of your strategy that you laid out, maybe you could detail for us the reasons why you decided to get rid of them?

Salil Parekh

The approach we have laid out in the four elements with Agile Digital, Energize the Core, Re-skill our People and Localize, those are the go forward strategic elements which then drive to building out a digital services revenue space, the $2.8 bn that I talked about before. Within that we re-emphasize what we have on platform basis for example, Nia or McCamish what we have in insurance are certainly product such as Finacle and Edge. When we looked at Panaya and Skava, the approach we have taken is, we have initiated the process for evaluating identification of a potential buyer for these. There are several criteria internally that we looked at that we will need for all our businesses to fit, for them to scale and there was some criteria that Panaya and Skava did not meet at this time. The commitment we have with our clients is to ensure that those two product areas are something that we are working with current clients and clients in the future that are using this, we remain committed to it. And that is the approach, we have taken in terms of the strategic review we have put in place today.

Moderator

Thank you. The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I had two questions, if I could. The first is also on margin, but I wanted to just understand the strategy as relating to on-site and offshore. In the March quarter, your offshore effort and revenues actually went up a little bit, but I would assume pursuant to some of the strategy elements you laid out that in fact your on-site revenues and effort would go up during the course of the coming year and years thereafter and I just want to understand, A, is that true and, B, what are the implications the margins as you pursue more digital activities given the weightage of on-site and offshore and then I have a follow up, please?

M.D. Ranganath

One way to look at it is really segregate our on-site revenue into two components, one is digital and other is non-digital and even if we look at the overall company, we are looking at 25.5% and when we looked at the gross margin of this 25.5% of the business, it is higher than the core IT services and it is higher than the company’s gross margin. The area, of course digital is not a homogeneous kind of business mix. It has got very wide range of services there, but with the pricing discipline that we have, we are confident of achieving better price point in the digital revenue. Even if it is higher on-site component, at this stage based on what we see, we do believe that the gross margins will still be higher than the core IT services. So to answer the question, the emphasis on digital revenue growth not necessarily mean that those revenues because of higher on-site component are coming at gross margin. As today, that is not the case. So I think the primary focus of the margin is really to drive further digital without diluting the gross margins that we are getting in digital with better price points and at the same time make sure that we are leveraging the opportunity across our top accounts and in new service areas that we have identified.

Keith Bachman

Thank you for that answer. My second question is relating to capital allocation versus the M&A. You laid out a strategy where you are paying out 70% of your free cash flow and also going to pay a special dividend. Infosys like a lot of the Indian based IT service providers is facing structural challenges. If you look at Accenture over the last five to seven years, it has put a heavy emphasis on M&A to rebalance or remix the portfolio. It just seems to me that the risk you are running is weighing for the capital allocation and is not being able to remix your portfolio at a rate that allow you to either maintain or accelerate your revenue growth. So while this is a tricky balance, admittedly it just would on the surface seem to suggest that perhaps you should be wanting more to the M&A side. So if you could just speak regarding the capital allocation strategy that you laid out today and what emphasis that you are going to place over on M&A over the next 12 to 18 months to try to help rebalance your portfolio?

Salil Parekh

I think in terms of the capital allocation policy these two components to it- up to 70% of our free cash flow from our ongoing cash generation and then the second one being $2 bn from what we have on the balance sheet today, that is going to leave us with quite a significant amount on the balance sheet, in addition to the ongoing cash generation that we will continue to drive into. We have developed today at least a first view of what are the opportunities in the M&A space and we are proactively looking to see what are those we could leverage into this digital service architecture around the definitions that we built internally for our future scale up. You also saw the announcement today of the acquisition that we did in what we call the experience based, digital related to the digital creative agency. We want to continue to do those types of acquisitions and others across that digital landscape that can help us and position us in this transformation. However, we are also conscious that we have significant amount of cash on our balance sheet and that is the reason for the capital allocation policy which relates both to the ongoing cash generation and what is it today on the balance sheet.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Can you talk a bit more about some of those investment buckets, I think you mentioned three or four on some of your earlier interviews and then in that respect, maybe you can talk from a big picture perspective about strategy for the next three to four years? Are we going to see any deviation from what we have seen in the past maybe a couple of points you could share could be helpful?

Salil Parekh

On the investment bucket, the approach we have taken in planning for our Fiscal ‘19 relate to investments in four areas. First, building out digital capability, so our internal investment in scaling up, training, recruiting, and in general giving utilization benefits to building digital capability. Second is to expanding our sales capability and allowing that to become more focused in the growth area both in sectors, geographies and also in the service offerings. The third relates to our localization approach in the first instance in Fiscal ‘19 investment in localization in the US, look for talent and also building up our delivery center capability and training capabilities within the US and the fourth relates to re-factoring and re-skilling of our employees and that cost as it relates to aligning to our future direction namely on the digital and cloud platforms that we are working towards. In terms of the second question on our direction for the next three or four years as you described, it is centered around four pillars for us. The first is the scale up of our Agile digital business which is today $2.8 bn and growing rapidly. The second is to energize our core with AI and automation. The third relates to re-skilling our employees for this future digital roadmap and the fourth relates to expanding localization in the US and in other geography that we operate. That is the direction that we have set now for the go forward period and we expect to stick with it in the coming years.

Moshe Katri

This is a big picture question, there is a lot of optimism, I guess I am on the sell side the buy side that we may see that uptick in demand this year based on conversations that you are having out there with clients, are we kind of getting there or at this point this is still a kind of up in the air just given the fragility of the environment and given the geopolitical uncertainty out there?

Salil Parekh

If I understood that well, in terms clients demand and optimism. What we see today there are segments where there is significant optimism in growth for example Energy and Utilities, the geography for example the European geography for us or even what we define as rest of the world. Overall, in the areas we have defined Agile digital service architecture, there is significant optimism and quite a lot of opportunity for growth. As those areas become scale for us and our investment starts to yield returns that is the area when we see the most dynamic growth and opportunity in the market, and hopefully, we will leverage that as we execute on it.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Two questions, one is from the direction of M&A, your latest acquisition seems to be taking your M&A in a different direction especially when coupled with the exits that we are looking for with Panaya and Skava. Could you run us through your outlook for how we are looking at M&A going forward? My second question again coming back to the margin argument, Ranga if you could just run us through at the lower end of your margin guidance higher is the margin guide, what are the key elements that really contribute to the margins. I understand that you probably reached a certain limit on utilization expansion, we are already seeing headcount addition pickup. So if you could just break it down into the utilization and pricing and then the investment impact on your margins for the next 12 months that would be very helpful?

M.D. Ranganath

On the margin front, I think last year we guided 23% to 25%, we reduced by 1% and we did primarily on account of Rupee and to some extent the US talent model. However, we delivered 24.3%. Now, this time the primary reason for guiding in 22% to 24% is to tap the opportunities in digital and some of the investments that we need to make to tap those opportunities as well as in re-focusing the sales engine for some of the large two pursuits. Third of course is the additional investment that we need to make in the United States. These are the three principal pieces. Now the way we are, we do not want to kind of totally exclude these things from our planning standpoint, we will see how these investments pan out during the year and may be after Q1 or Q2, we will get a better perspective but we want to make sure that we keep the range at 22% to 24% so that the necessary investments if we have to make and as we make during the year, they will address the margin aspect.

Salil Parekh

On the M&A question, since the approach we want to take in fact the announcement of the acquisition today is clearly centered on the digital services space. One of the components of that is the experience and which is where this acquisition squarely fits in. We have started to look at what the landscape is for acquisitions and services across the various digital components whether it is data analytics, IoT, cloud, those are the areas which have a detailed components of a digital service architecture where we examined acquisition opportunities and those are the services place that we will start to look at.

Moderator

Thank you. The next question is from the line of Parag Gupta from Morgan Stanley. Please go ahead.

Parag Gupta

Just two questions out there, firstly, if you look at the deal trajectories that you have announced, they seem to be pretty strong. Now, looking at the numbers itself we still probably have not seen any significant pickup in growth rates across US, BFSI, or Retail for that matter. So just want to get a sense that is the deal trajectory signaling an improvement in the demand environment going forward, is it more forward-looking rather than the numbers which are possibly backward looking or do you think there are some parts of the business that are actually dragging down overall growth, so that is my first question? Second question on the margin bit again, what I am trying to understand is you made one point there is going to be a lot more investments in digital especially in areas that have seen under investments in the past, what I am just trying to understand here is that is this being driven by what you are seeing in the market and what clients are demanding for or some of these investments something that you are making in advance given the way the market is beginning to shape up, so just trying to get some clarity on that?

Pravin Rao

I will respond to the first part of the question, for this year we had seen tremendous growth in insurance services, we have seen tremendous growth in Energy and Utilities and in the Telecom space. We have also seen good growth in Life Sciences and Healthcare space whereas growth on the Manufacturing side and on the BFS side of BFSI as well as on the Retail side growth has been moderate. In the coming years, we expect to see continued growth in Energy and Utilities, we expect to see the momentum continue in Telecom as well. We also expect to perform better in BFSI than what we did this year. This year if you ignore the impact of one of the large product cancellations last year at RBS, if you normalize at the growth of, BFS would have been on similar lines to company growth rate. In BFS, we have a much diversified portfolio. We have got strong presence in Europe, we have got strong presence in regional banks as well. So while we have seen some softness in large banks in North America not in terms of spending but more in terms of diverting more spends internally rather than through outsourcing. Other than that I think there is definitely continued spend in BFS space, so we remain optimistic about this, but it remains to be seen particularly in North America whereas we are seeing good growth in both Europe as well as rest of the world. From a large deal perspective as I said earlier, we had won ten large deal $905 mn in revenue, four of these deals wherein financial services and three in CRL space and this $905 mn is the highest TCV in this quarter for this particular year and total TCV was about $3 bn from large deal. The pipeline continues to be healthy and it is across different sectors as well as service lines. So net-net, while we have seen good growth in few verticals, we have seen good growth in some of the geographies like Europe, we have seen some softness in North America, but that is not related to any macro environment issues. So we are hopeful that spend will start coming back to North America this year. Now coming back to where we are seeing some drags. From a sector perspective, we expect continued challenges in the retail space from our perspective. Apart from that, some of our businesses like Consulting in the last year or two, we have had some challenges. We are still working on stabilizing and driving growth back in this area while it remains central to our strategy, we still feel that it is still work on that progress and we expect few more quarters of challenges before it stabilizes. I will pass on to Salil to respond to the other question.

Salil Parekh

In terms of where we investing in digital, in fact we have outlined before within the space of digital, we have internally detailed digital service architecture that we built. This comprises of five elements and from that, we are investing in some places. For example, we are investing in area of cloud, investing in the area of modernization of application landscapes, investing in the area of IoT, investing in the area of experience. So we have picked a few select areas within the digital landscape where we look to invest and scale up our capability to start to service the need that we see with our clients going forward.

Moderator

Thank you. The next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Good evening. I have a question around some of the accounting with the acquisitions. Are Panaya and Skava going to be treated as discontinued operations and therefore taken out of the historical numbers or have they been taken out?

M.D. Ranganath

As per the IFRS standards, once we identify an asset held for sale which is driven by the management's intention to sale, we have to reclassify all the assets and liabilities as assets held for sale and liabilities associated with that. After that, we have to do a fair value assessment and we undertook fair value assessment from an independent valuer and the $18 mn of impairment loss has been recognized in the consolidated financial statement. To answer your question, these are not discontinued operations. These assets will continue to be generating because they have revenues and they have cash flows associated with these assets, but we are classifying them as per IFRS as assets held for sale. So accordingly what has happened is in the consolidated balance sheet, we had called it out both the assets and liabilities and we have taken the impairment loss.

Edward Caso

So the next related question is how important were Panaya and Skava to some of your existing revenues such that now you indicated that it is for sale, could it impact some of your existing revenue run rate?

Pravin Rao

We will continue to partner with them irrespective of whatever outcome are here to take. We will continue to support our existing clients and in future as well for any new prospects or plans if there is a need or applicability of Skava or Panaya, we will continue to support that.

Edward Caso

My last question is related to the acquisition. You paid about $75 mn. Within the 6%-8% guidance, are you assuming 2%-3% from this acquisition?

M.D. Ranganath

You are talking about the recent acquisition? The 6% to 8% what we have given is the organic growth.

Edward Caso

Organic growth?

M.D. Ranganath

That is right.

Edward Caso

Thank you.

Moderator

Thank you. The next question is from the line of Ashish Chopra from Motilal Oswal Securities Limited. Please go ahead.

Ashish Chopra

Thanks for the opportunity. Just one clarification on the previous question as well, Ranga. So while 6%-8% is the organic growth, does it also bake in the course of revenues from Panaya and Skava as and when they get sold or currently is that not embedded in the guidance?

M.D. Ranganath

Well, I think we have taken into account that possibility. Clearly, this is the organic growth.

Ashish Chopra

The second question was to Pravin. You mentioned that overall spending in BFSI remains healthy, but there is a trend in certain clients in North America where they are taking the work back in-house. So if you could just elaborate on how secular or sporadic this is as to whether it is too really small set of clients or do you see it happening across the wider set?

Pravin Rao

This insourcing is normally a cyclical trend. We have seen in the past if you look back or last 10-15 years back. We are seeing signs and we have seen acceleration of insourcing and over a period of time it has stabilized, and we are seeing periods where clients have also divested or sold those captives. Today we are seeing this primarily to some extent in BFSI space and also to some extent in probably the RCL space. It is something that we have been seeing in the last couple of years I would say. There are two primary reasons from our perspective. One, obviously given all the technology disruptions, clients are also looking at building that capability and sometimes if the skills and capabilities are available in India, they want to tap on to that skills and capability. Second one is as part of the digital transformation, one element of transformation is modernizing their legacy and as clients are embarking on that journey, some of the clients have realized that they have outsourced too aggressively. They do not have resident knowledge in legacy systems, so we have seen clients increase insourcing for that purpose as well. There is a combination, difficult to predict how long this trend will continue. Perhaps in some sense while it has impacted growth to some extent, we also work very closely with captive. We also helped in many cases in terms of helping and set up captive, providing training assistance, recruitment assistance and so on and in many of the cases, we have seen our book of business has also improved with increase in captives.

Ashish Chopra

And just lastly from my side. On one of the investment areas, you articulated for the margin guidance on revitalizing the sales, if you could just maybe throw some more light on that. With respect to are we talking about having more feet on the ground or are we looking at changing the kind of mix within our sales team or what exactly would entail around that? Do we think we are probably sub-staffed or is it a quality issue?

Salil Parekh

On the sales, what we would like to do is expand what we have in terms of our sales capability. Our sales capability is very strong. However, there are areas and pockets where we can go after more subsectors probably look something in few European geographies. We also plan to do something where we want to introduce more digital specialists into our sales mix and also to look at how we can work on account expansion programs within our sales mix. So the primary focus is to expand the sales capacity into newer areas, some which are service line based and some which are sector and geography based.

Moderator

Thank you. The next question is from the line of Rod Bourgeois from DeepDive Equity Research. Please go ahead.

Rod Bourgeois

During Vishal’s time as CEO he set a vision for Infosys that was more product focused. I guess my question at this stage is Infosys now planning to move back to more of a service orientation or will Infosys maintain the general vision that was set by Vishal on products and software front?

Salil Parekh

So the approach we have laid out really talks to scale out digital services space today. We have a huge strength in services both in agile digital and our core services. That is the primary focus where we are driving our business. In addition to that, we have what I call scale products and platforms like Finacle, like Nia which is a strong platform that we want to expand like McCamish in the insurance space, like Edge. Those continued to be part of our future approach where we absolutely want to be driven to build out a digital services business which is the primary focus from where our clients are going in the future.

Rod Bourgeois

The next question is related to the margin guidance, guidance implied some potential force in the margin contraction based on the investment plans that you have outlined here. I guess I also wonder if the margin contraction outlook is partly accounting for risk that could stem from contract profitability issues given that your pricing has been somewhat more aggressive over the past couple of years. I am wondering if the guidance is accounting for potential contract profitability issues that could stem from that.

M.D. Ranganath

No, that is not the reason. In fact, if you look at, two aspects right. Even if you look at the pricing, this year the constant currency basis year-on-year price realization has improved by 0.2%. It is broadly stable unlike the earlier years where we used to see pricing decline in constant currency between 1% and 1.5%. Second, this is not due to any contraction either in the sales or in the margin. This is not account of any of those. It is primarily our objective of investing in certain areas to drive digital growth and the sales revitalization and the US talent model. This has not to do with any specific contract, contraction either in sales or margin.

Rod Bourgeois

So maybe the follow up to that you mentioned the price realization being up year-to-year. How much of that is due to mix and how much of that is due to price improvement on like to like basis?

M.D. Ranganath

I think it is very difficult to put a number on both the buckets. Price realization is a combination of two factors. One is of course the rate cuts in the T&M. T&M is straight forward, it is rate card. In case of a fixed price project, it is also a factor of the productivity that we achieve in a fixed price project after the commencement of the project which is either through onsite mix changes and the total headcount in a particular project, due to a better productivity management in a fixed price project. So as you know roughly 50% of revenues, little over 50% of revenues come from fixed price and they have the onsite part as well. The second reason for uptick in price or maybe not as much of downward pressure that we saw in 2 years ago is also we are seeing the digital which is about 25.5% of revenues coming at better price points. So it is a combination of both.

Moderator

Thank you. The next question is from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

Salil at a high level, Infosys has been espousing a strategy focusing on new services, Artificial Intelligence, Automation and also reskilling employees. So from your strategic reappraisal, are you endorsing that direction or are you making any reprioritization here, any clarifications would be helpful.

Salil Parekh

The approach we have laid out is focused on building agile digital services portfolio. That portfolio today which is approximately $2.8 bn in revenue is where we see quite strong demand from our clients and a large market opportunity. This then combines with revitalizing or energizing our core with Automation and AI and reskilling and the localization in the US. Our focus is very centered on the services aspects plus scale platforms and products like Finacle, McCamish, Nia and Edge. The objective here is to be building relevance from where our clients digital journey is taking them and making sure that we are investing in and building up with capabilities and helping with that, but again very much in the services space.

Ankur Rudra

Just a follow-up on your guidance. I understand over the course of last year, the commentary on banking perhaps changed a bit. We were all hoping for bid of spend recovery which got delayed several times. Are you seeing that? In the new guidance you are still baking in recovery in BFS spending or is that actually an upside to the guidance you gave out?

Pravin Rao

Ankur, this is Pravin here. We have factored all the estimates or assumptions we have had on each of the sectors and that is we have said in quarter 3 in the coming year our expectation will be much better. It remains to be seen how much it is, but based on whatever visibility we have, we have factored that in the guidance.

Ankur Rudra

Just to understand your commentary on banking, you are saying banking spending should improve in FY19, is that the comment?

Pravin Rao

Today, when you look at banking, there is some softness in America. There is spending, but as I explained earlier, some of the spending which we have been diverted to internally to captive setup so that is on America side, Europe side, we continue to see good traction. We are also seeing lot of spend in super regional and regional banks in North America where we have good presence there. So it is a mix bag. We believe that our diverse portfolio mix will help us in capturing whatever spend that is out there towards outsourcing. So from our perspective this year while we had a muted growth, but if you normalize for the impact of RBS, then our growth would be in line with the company growth. We do expect next year growth to be better and spend to come back to North America, but it remains to be seen. But based on our estimates, what I have said is our guidance factors into all these uncertainties as well. We have made some estimates and factored into the guidance.

Ankur Rudra

And just for the margin guidance for next year, Ranga, if you could clarify. Obviously, you baked in a lot of things here. I think you are baking in stronger wage hikes, bonuses, variable components as well, but how much of the lowering of the guidance is because of the step increase in local mix, new skills and investments versus the lack of operating leverage from existing levers that we had in prior years like utilization, onsite roll ratios?

M.D. Ranganath

This is Ranga here. I think two aspects. One of course is really the priority areas of investments that I talked about that is the primary one and we do believe that digital revenue which is 25.5% as said is coming at higher price points and also at higher gross margin as well. We do believe that the rate of growth in digital should kind of minimize the impact of core IT services pieces that you mentioned. Even if you look at in the core IT services, the three things that we have been able to successfully do, of course is the utilization, which is we already said that at the current level we are comfortable. Coming to onsite mix, it has come down below 29% this quarter and we do believe that we will continue to focus there. The third piece is really on the core IT services. We are looking at the onsite part and we do believe that we had a play in terms of bringing more productivity and get some margin benefits there. So I think while we are focusing on the core aspects on the dimensions that I talked about, digital revenue growth at higher gross margin is also important factor for us. This time we have also advanced all the salary hikes to April, as you have seen, and we have also kind of planned for higher variable pay if you achieve the targets that we have set ourselves. So, all these elements are part of our guidance.

Moderator

Thank you. Our next question is from the line of Yogesh Agarwal from HSBC. Please go ahead.

Yogesh Agarwal

I just have one clarification. Ranga, in FY17 Panaya and Skava were around $100 mn revenues, so assuming they were down let's say 20% in FY18, it is around $80 mn, are you assuming any revenues in FY19 in your 6% to 8% guidance or may be for six months or you are not assuming any number?

M.D. Ranganath

Let me clarify, I think both Panaya and Skava put together the revenues are not material for us.

Yogesh Agarwal

Okay, so it does not matter whether you have included or not?

M.D. Ranganath

Yes, not material for us and that will not impact the guidance that we have given. And in fact, the 6% to 8% that we have given takes into account is purely organic. Panaya and Skava revenues are not material for us.

Moderator

Thank you. Our next question is from the line of Bryan Bergin from Cowen & Company. Please go ahead.

Bryan Bergin

My first question, can you talk about your expectations for the flow of revenue growth throughout the year as it relates to 6% to 8%? How do you expect that to progress throughout the year?

M.D. Ranganath

If you look at the Q4 revenue growth for just concluded quarter the YoY has been 9.2% and during the course of fiscal 2018 we have seen improvement in the YoY growth, QoQ. So, for example, Q3 was 8% now Q4 is more than 9% and also. We have got a decent exit rate that we have seen, unlike some of the previous years like Q4 we have had decent exit rate. And typically, as you know we are looking at, given our earlier profile, Q1 and Q2 typically our first half happens to be stronger than the second half. That has been the past pattern. But I do not want to give a sense that look that is going to continue. But having said that the good exit rate that we have, gives us confidence saying that look Q1 and Q2 or the first half would be broadly in line with the pattern that we have seen in the earlier years. So to answer your question, it is not back-ended, the question is if it is primarily Q3 and Q4 growth is where it is, that is not how we have planned for 6% to 8%.

Bryan Bergin

And my next question, can you discuss your plans as it relates to augmenting the strategic Consulting capabilities?

Salil Parekh

In terms of Consulting, the approach we want to put in place is we expect significant amount of growth coming from Consulting, given that it is the area that works closest with the business user. We are working on our Consulting business that Pravin shared with you, fiscal 2018 and fiscal 2017 which were difficult years for it. We have not put in place a turnaround plan to get that Consulting, really focused on where the market is going in terms of some of the digital elements and quite a lot of business linkages that we need to scale up with the non-CIO buyer on the business side. And that is the level of consulting activity that we have which is what we need to enhance in fiscal 2019, we hope to do that over the next 12 to 18 months.

Moderator

Thank you. Our next question is from the line of Girish Pai from Nirmal Bang. Please go ahead.

Girish Pai

I just had a couple of questions, one was regarding the capital return. Is there any regulatory issue that could prevent you from making a buyback of this $1.6 bn in FY19?

M.D. Ranganath

If you look at the April 2017 policy, based on that we did the buyback, right. We did the buyback of up to $2 bn, we just concluded. There are no restrictions, of course we have to go by the guidelines in India, SEBI guidelines are very specific on periodicity, etc, but there is no restrictions. But what the Board has said it has identified $1.6 bn and the mode of disbursement it will decide later. So that is the thing, it is not about any restriction.

Girish Pai

The periodicity part, would that prevent you from making a buyback in FY19 or would it be 4Q FY19 event?

M.D. Ranganath

In India of course, there is a time gap that is there between two successive buybacks as per the SEBI guidelines, it typically runs about 12 months, that has been the broad timeline. So that is one aspect, but beyond that there are no restrictions. But as the Board has clearly said in our capital allocation policy, we have earmarked and the mode of disbursement we have kept it as flexible and that will be decided by the Board in sometime.

Girish Pai

Okay. My second question is with regards to mix between new and renew of this $3 bn large deal TCV numbers. Pravin, you mentioned a certain number for 4Q but if you can give for the full year how much the number is?

Pravin Rao

For full year the number is over $3 bn so for Q4 it was $905 mn, so on an average it has been $750 mn to $800 mn in the other three quarters.

Girish Pai

No, the mix between new and renew?

Pravin Rao

Net new is about 32% out of the $905 mn, for the year it is about 30%.

Moderator

Thank you. Our next question is from the line of Pankaj Kapoor from JM Financial. Please go ahead.

Pankaj Kapoor

On Digital, it seems that there is some kind of realignment in your priorities and the portfolio which you are now trying to target that appears to be closer to what your peers have been focusing on for some time. So my question is that do you think that you could be at a disadvantage here as others have already moved much ahead on this?

Salil Parekh

First, what is interesting to see is the existence of our digital capabilities today, so today you already have $2.8 bn of digital work in the detail digital services architecture that we have developed, and it is now growing. As I shared earlier, QoQ at quite a rapid pace in fiscal 2018 and we see that continuing ahead. Yes, very much our focus now in the future is this becomes the growth engine for us, given our clients’ future relevance through this sort of work. We are going to make sure that we invest and build this out so that we have full lifecycle of digital capabilities available to where our clients are going.

Pankaj Kapoor

And Pravin, in the $3 bn of deal win this year were there any digital deal also part of that?

Pravin Rao

Each of these large deals have an element of digital because many of the deals have element of cloud migration and legacy transformation and so on. We have not segregated or computed how much of percentage of digital is, whatever the extent of digital that is counted towards the 25.5% of $2.8 bn that Salil talked about. We have not tracked that deal level to say what percentage of this $3 bn is digital.

Pankaj Kapoor

Sure, understand. And lastly, Ranga, a clarification, the investment in digital and the reskilling that you are talking about for the margins outlook, is it building in any impact of any acquisitions also in those areas as part of this?

M.D. Ranganath

No, we are not looking at the acquisitions impact on this. It is primarily on the investment that we need to make either by way of service line investments, either through the employee-based investments or some of the IP-based investments. It does not take into account any acquisition cost attributable to these areas.

Moderator

Thank you. Our next question is from the line of Ashwin Mehta from Nomura. Please go ahead.

Ashwin Mehta

I had one question, you seem to be indicating a higher wage hike this year, do you think this could be an industry phenomena or this is more Infosys specific?

Pravin Rao

Wage hike is in same range as what we did last year, I do not see any difference. Like last year we will continue to differentiate and majority of the people as I said earlier will see wage increases particularly in India between mid-single-digit to high-single-digit consistent with what we have seen in last year. It is in line with what we are seeing in the market.

Ashwin Mehta

And the second question in terms of sub-contractor expenses, they depressed your margins by almost 50 bps in FY18, do you think this will go up further given the duration-based restrictions that are coming up on visas?

M.D. Ranganath

As you know, the need for sub-contractor comes essentially when it is primarily of course more than 95% onsite. And that comes primarily when we do not have the required skillset manpower to strap a particular project on-time due to non-availability of visa or the person not being available or searching some other projects and so on. I think over a course of year we have taken actions in terms of making sure that subcontractor thing is something a last option after exhausting all options. And at the same time there are several projects where lack of availability of a couple of resources, especially in digital kind of projects will decrease the ability of the company to go after those projects. What we have also done during the course of the year is also that the price points at which these subcontractors are deployed in our projects are higher to make sure that there is a fair amount of diligence and discipline on the margin for the subcontractors. So this is something that we are addressing on one front. On the second front, the US talent model is really the core vehicle that we are looking at to make sure that the supply chain aspects that I talked about, ability to strap engagements on time without really getting impacted by the visa issues is a second lever. I think both are important for us, but in a short-term I think we are comfortable with the current levels and as we move much more towards the US talent model.

Ashwin Mehta

Okay. Just one small one, in terms of digital you talked about your QoQ growth, so can you share what the YoY growth in digital was this quarter?

M.D. Ranganath

At this point in time we are able to share QoQ and from Q1 onwards we will be providing more color on the digital revenues so that there is a trajectory that we could depict for all the investors and analysts to try it out.

Moderator

Thank you. Our next question is from the line of Sandeep Shah from CIMB. Please go ahead.

Sandeep Shah

Salil, just want to understand what all three, four parameters you will look for to measure the achievement of your strategy which you are putting forward, starting from FY19?

Salil Parekh

For us externally the measure that we will start to be very focused on is $2.8 bn revenue that I have referenced in fiscal 2018 and how that trajectory expands specifically in fiscal 2019 and in the years to go ahead. Internally we will start to look at how, if I can call it that, digital index works across our sectors, across our accounts, what the percentage of reskilling is within our employee base, how we are looking at our account expansion parameters internally and what percentage of that is focused in coming from digital, was it a gross margin and pricing that we see in our digital business. So, internally we have defined six or so parameters that show me where we all drive this business. Externally we are more focused on the growth of this absolute value of the $2.8 bn.

Sandeep Shah

Okay. And second, on the large deals which is on the traditional IT, do you believe that this mark of close to $1 bn is achievable or it would be still a work-in-progress?

Pravin Rao

Our ambition is to reach that, we are almost there. On an average we have been doing about $750 to $800 and this year we have ended up $900. But sometimes the challenges, some of the cycle times are longer than we anticipate, some of the deals are pushed to the subsequent quarter. But looking at the pipeline we feel that it is achievable and that is what we are focusing on.

Sandeep Shah

Just last question on the margin guidance of 22% - 24%, based on the reply to the earlier question it does not relate to a contractual profitability. So it looks like it is an investment to drive the growth. So it is fair to say, because your growth trajectory of 6% to 8% is not materially different than the 5.8% in FY2018, so that shows the margin compromise has not lead to that kind of a growth in FY2019. But is it fair to say that once this investment is there over next two to three year the growth comes back to high single-digit to a low double-digit and your margin can be leveraged because of the growth?

M.D. Ranganath

Well, I think as I clearly said earlier this is not on account of any particular contractor contraction either on volume or on price or anything of that sort, it is not due to any of those factors. It is purely based on our intention to invest in digital areas, to accelerate growth in those areas and revitalize our sales, to make sure that we are better placed to capture the growth in the coming years. I think that is the whole intention. At this point in time we have guided for 6% to 8% in FY19. At this point in time we do not want to comment beyond FY19 but our endeavor would be that these investments are for growth and they are not one-off chunky investments or chunky costs to address any particular contractual contraction.

Sandeep Shah

And just one clarification, this guidance is on constant currency or when the rupee depreciates, Ranga, do you believe that the pressure in terms of this guidance would be slightly lower?

M.D. Ranganath

Well, I think the 6% to 8% is certainly constant currency, if you are referring to margin when we give margin guidance we always assume certain currency movements vis-à-vis rupee, so that has been baked in to the margin.

Moderator

Thank you. Ladies and Gentlemen, this was the last question for today. I now hand the conference over to the management for their closing comments. Over to you, sir.

Salil Parekh

Thank you everyone for joining in for this call. In terms of our closing, really delighted that we had a strong Q4 and strong closing of the year. Q4 starting to see growth at 9.2% and a strong operating margin performance. In terms of looking ahead, we are clearly focused on the four pillars of our strategy: First scale out our ‘Agile Digital Business’ which is 2.8% today which grew Q4 on Q3 by 3.6%. Second, ‘Energize our Core’, apply automation and artificial intelligence and really drive productivity improvements into that on an ongoing basis. Third, ‘Re-skill our Employees’. And fourth, ‘Localizing’ our market starting especially in the US with talent and capability. We believe this is a strategic direction that is going to give us more relevance with our clients’ future and we are looking forward to execute that with the investments that are being outlined for those growth areas. With that our guidance for fiscal 2019 reconfirms what we discussed today, 6% to 8% in constant currency terms revenue growth, 22% to 24% operating margins. Thank you everyone again, and look forward to catching up on Analyst Day, Investor Day and the future calls.

Moderator

Thank you very much, sir. Ladies and Gentlemen, on behalf of Infosys, that concludes this conference call.